Exhibit 77(d)

                 Policies with respect to security investments

Effective April 1, 2004, the following was added to the Investment Strategy for the ING Real Estate Fund:

      The Fund may invest in initial public offerings.

Effective April 1, 2004, the following was added to the Risks for the ING Real Estate Fund:

      Risks

      Initial Public Offerings - a significant portion of the Fund's return may be attributable to its investment in initial public offerings. When the Fund's asset base is small, the impact of such investments on the Fund's return will be magnified. As the Fund's assets grow, it is likely that the effect of the Fund's investment in initial public offerings on the Fund's total return will decline.